Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 12, 2024

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brian Soares

Re:	Trawlers Limited Manchester United plc SC TO-T filed January 17, 2024 File No. 005-86956

Ladies and Gentlemen:

On behalf of our clients, Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (an “Offeror” and together with the Purchaser, the “Offerors”), we hereby submit the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter from Brian Soares, dated January 29, 2024 (the “Comment Letter”), relating to the above-referenced Schedule TO (the “Schedule TO”). Enclosed herewith is Amendment No. 1 to the Schedule TO.

For ease of reference, each comment is printed below in italics and is followed by the Offerors’ response. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Offer to Purchase, dated January 17, 2024, which is Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3661 or Benjamin Goodchild at (212) 373-3647.

Securities and Exchange Commission
February 12, 2024

SUMMARY TERM SHEET, page 1

1.	Please revise the response to the question on page 8 captioned "IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT ME?" to address the impact that the Purchaser's planned acquisition of the Class B Shares from the Sellers and of the Class A Shares pursuant to the Closing Share Subscription and the Subsequent Share Subscription will have on existing shareholders who do not tender. For example, how will those shareholders' voting power be affected?

Response to Comment 1

The Offerors have revised the Summary Term Sheet and Section 7—“ Possible Effects of the Offer on the Market for the Class A Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase accordingly. See numbered paragraphs 3 and 4 under the heading “ITEMS 1 THROUGH 9 AND 11” in Amendment No. 1.

Should the Offerors' Financial Condition be Relevant to my Decision to Tender in the Offer?, page 4

2.	We note that you have not provided bidder financial statements in connection with the Offer and your disclosure here asserts that such financial information is not material. However, we note that this Offer is for 25% of the Class A Shares and offerors have separately agreed to purchase 25% of the Class B Shares from Sellers. Offerors are a natural person and newly-incorporated entity created for purposes of this Offer. Refer to Item 10 of Schedule TO, including Instruction 2 to that Item. It appears that offerors' financial statements are material in the context of this Offer, not simply due to their ability to pay for tendered securities, but also because they will maintain a significant equity stake in the Company going forward and their financial condition may be relevant to remaining Class A shareholders. Please revise to provide financial statements for the Offerors. Refer to Instruction 4 to Item 10 of Schedule TO with respect to providing financial statements of a natural person. In addition, please advise how you will disseminate this information to security holders in amended offer materials.

Response to Comment 2

The Offerors have revised the Summary Term Sheet and Section 10— “Source and Amount of Funds” of the Offer to Purchase to include disclosure of net worth of Jim A. Ratcliffe, as an offeror that is a natural person. The Offerors have not included financial statements of Purchaser since, as disclosed in the Offer to Purchase, it is an entity that was organized solely in connection with the Offer and has not carried on any activities other than entering into the Transaction Agreement, and activities in connection with the Transaction Agreement and the Offer and financial statements of such entity would not be material to remaining Class A shareholders. See numbered paragraphs 1, 2 and 5 under the heading “ITEMS 1 THROUGH 9 AND 11” and the paragraph under the heading “ITEM 10 FINANCIAL STATEMENTS” in Amendment No. 1.

The Offerors have disseminated the amended disclosure by mailing a letter to the Company’s shareholders informing such shareholders of Amendment No. 1, including accompanying changed pages attached thereto as Annex A, marked to indicate changes from the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on January 17, 2024. See Exhibit (a)(5)(A) of Amendment No. 1.

The Offerors are extending the tender offer to one minute after 11:59 p.m. Eastern Time on February 16, 2024. See the paragraph under the heading “ITEMS 1, 4 AND 11” in Amendment No. 1. A press release announcing the extension of the Offer will be issued prior to 9:00 a.m. Eastern Time on February 14, 2024.

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Securities and Exchange Commission
February 12, 2024

10. Source and Amount of Funds, page 27

3.	Please expand the disclosure in this section to include the total amount of funds required to complete the Closing Share Subscription and the Subsequent Share Subscription, and how Purchaser expects to pay for such subscriptions.

Response to Comment 3

The Offerors have included disclosure of the total amount of funds required for the purchase of the Class B Shares, and the completion of the Closing Share Subscription and Subsequent Share Subscription and how the Purchaser expects to pay for such subscriptions in the Summary Term Sheet and Section 10— “Source and Amount of Funds” of the Offer to Purchase accordingly. See numbered paragraphs 1 and 5 under the heading “ITEMS 1 THROUGH 9 AND 11” in Amendment No. 1.

13. Summary of the Transaction Agreement and Certain Other Agreements, page 31

4.	Refer to your statement in the first paragraph of this section that the summary of the material provisions of the Transaction Agreement and other agreements "is not intended to be complete..." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the Transaction Agreements and other agreements discussed therein. Please revise to avoid characterizing the disclosure here as incomplete.

Response to Comment 4

The Offerors have revised Section 13— “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase accordingly. See numbered paragraph 6 under the heading “ITEMS 1 THROUGH 9 AND 11” in Amendment No. 1.

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Securities and Exchange Commission
February 12, 2024

17. Miscellaneous, page 68

5.	We note the statement that "the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Class A Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

Response to Comment 5

The Offerors have revised Section 17— “Miscellaneous” of the Offer to Purchase to make clear the Offerors are accepting tendered shares from all shareholders, which matches the statements in the exhibits. See numbered paragraph 7 under the heading “ITEMS 1 THROUGH 9 AND 11” in Amendment No. 1.

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Securities and Exchange Commission
February 12, 2024

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3661 or Benjamin Goodchild at (212) 373-3647.

Very truly yours,

/s/ Krishna Veeraraghavan
Krishna Veeraraghavan, Esq.

cc:	Benjamin Goodchild, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Tristan Head
Trawlers Limited

Andrew Jolly, Esq.
Hywel Davis, Esq.
Slaughter and May

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